SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant to Rules § 240.13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant To Rule § 240.13d-2.
Under the Securities Exchange Act of 1934
(Amendment No. _____)*
Concord Medical Services Holdings Limited

(Name of Issuer)
Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)
206277 1051

(CUSIP Number)
December 31, 2010

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
[Continued on following pages]

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing three Ordinary Shares.

CUSIP No.	206277 105	Page	2	of	9

1	NAMES OF REPORTING PERSONS CZY Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		8,861,525

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,861,525

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,861,525

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO ( British Virgin Islands Limited Liability Company)

CUSIP No.	206277 105	Page	3	of	9

1	NAMES OF REPORTING PERSONS Cheng Zheng

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		8,861,525

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,861,525

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,861,525

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 206277 105	Schedule 13G	Page 4 of 9 Pages

ITEM 1(a).	NAME OF ISSUER:
Concord Medical Services Holdings Limited (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
18/F, Tower A, Global Trade Center 36 North Third Ring Road East Dongcheng District, Beijing 100013 The People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:
CZY Investments Limited

Cheng Zheng

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
For CZY Investments Limited:
P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands
For Cheng Zheng:
P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

ITEM 2(c)	CITIZENSHIP:
CZY Investments Limited—British Virgin Islands

Cheng Zheng—People’s Republic of China

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Ordinary Shares, par value US$0.0001 per share

ITEM 2(e).	CUSIP NUMBER:
206277 105

ITEM 3.	STATEMENT FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b) or (c):
Not applicable

CUSIP No. 206277 105	Schedule 13G	Page 5 of 9 Pages

ITEM 4.	OWNERSHIP.
The following information with respect to the ownership of the Ordinary Shares of the Issuer by the person filing this statement is provided as of December 31, 2010. The percentage amount is based on 142,353,532 Ordinary Shares outstanding as of December 31, 2010, as derived from the Issuer’s corporate records.

Number of shares as to which the person has:
					Sole power	Shared
				Shared	to dispose	power to
			Sole power	power to	or to	dispose or
	Amount		to vote or	vote or	direct the	to direct the
Reporting	beneficially	Percent	to direct	to direct	disposition	disposition
Person	owned:	of class:	the vote:	the vote:	of:	of:
CZY Investments Limited	8,861,525	6.2%	8,861,525	0	8,861,525	0
Cheng Zheng	8,861,525	6.2%	8,861,525	0	8,861,525	0
CZY Investments Limited holds 8,861,525 Ordinary Shares of the Issuer. Cheng Zheng is the sole shareholder of CZY Investments Limited.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not Applicable.

CUSIP No. 206277 105	Schedule 13G	Page 6 of 9 Pages

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.
Not Applicable.

ITEM 10.	CERTIFICATION.
Not Applicable.

CUSIP No. 206277 105	Schedule 13G	Page 7 of 9 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2011

CZY INVESTMENTS LIMITED
By:	/s/ Cheng Zheng
	Name:	Cheng Zheng
	Title:	Director

CHENG ZHENG
/s/ Cheng Zheng
	Name:	Cheng Zheng

CUSIP No. 206277 105	Schedule 13G	Page 8 of 9 Pages

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement

CUSIP No. 206277 105	Schedule 13G	Page 9 of 9 Pages
Exhibit 99.1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Ordinary Shares, par value $0.0001 per share, of Concord Medical Services Holdings Limited and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

CZY INVESTMENTS LIMITED
By:	/s/ Cheng Zheng
	Name:	Cheng Zheng
	Title:	Director

CHENG ZHENG
/s/ Cheng Zheng
	Name:	Cheng Zheng